                                                                 Exhibit (a)(10)

FOR IMMEDIATE RELEASE                         INVESTOR CONTACT:    Donna Ackerly
                                             Georgeson Shareholder Services Inc.
                                                                  (212) 440-9837
                              dackerly@georgeson.commailto:pmchugh@georgeson.com
                              --------------------------------------------------

                                            PRESS CONTACT:       Kimberly Cooper
                                                                  (732) 906-3802
                                                  Kimberly.cooper@sc.siemens.com
                                                  ------------------------------


SIEMENS ANNOUNCES EARLY TERMINATION OF HART-SCOTT-RODINO WAITING PERIOD REGARDING PENDING ACQUISITION OF ACUSON CORPORATION

NEW YORK, November 2, 2000 - Siemens Medical Engineering Group announced the early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to Siemens Corporation's pending acquisition of Acuson Corporation (NYSE: ACN).

As previously announced, Siemens Corporation and Acuson Corporation have entered into a merger agreement pursuant to which a wholly owned subsidiary of Siemens Corporation, Sigma Acquisition Corp., commenced on October 5, 2000, a tender offer for all outstanding shares of common stock of Acuson Corporation at an offer price of $23 per share, net to the seller in cash. The offer is conditioned upon, among other things, Acuson's shareholders tendering and not withdrawing prior to the expiration of the offer at least a majority of the shares of Acuson's common stock. The tender offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Thursday, November 2, 2000, unless the offer is extended.

The tender offer may be extended on the terms and conditions stated in the Offer to Purchase, dated October 5, 2000, which is available from the information agent for the offer: Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, New York 10004; (212) 440-9800 (bankers and brokers); (800) 223-2064 (all others). Deutsche Banc Alex. Brown ((877) 305-
4920) is the dealer manager for the offer.

Acuson Corporation, located in Mountain View, Calif., USA, is a world-leading provider of ultrasound systems for medical applications. In 1999, the company posted sales of US$ 475.9 million. Acuson was founded in 1982 and is traded on the New York Stock Exchange under the symbol ACN.

Siemens' Medical Engineering Group, headquartered in Erlangen, Germany, is one of the largest suppliers of healthcare products and services in the world. The Group is renowned for its innovative products, services and complete solutions, ranging from imaging systems for diagnostics and therapy products for treatment to electromedicine and hearing instruments to IT solutions that optimize workflow and increase efficiency in hospitals, clinics and doctors' offices.

This release is neither an offer to purchase nor a solicitation of an offer to sell securities of Acuson Corporation. The tender offer is being made solely by an offer to purchase and related letter of transmittal disseminated upon the commencement of the tender offer and amended from time to time. Shareholders of Acuson Corporation should read the tender offer statement because it contains important information. These documents are available to Acuson shareholders at no charge and are also available for free at the SEC's web site (http://www.sec.gov).
-------------------

                                    #  #  #
Press releases issued are available on our web site at:
http://www.usa.siemens.com/News_and_Press/RecentPressReleases.htm